EXHIBIT 99.4

INVESTOR NEWS UPDATE	Q4, FISCAL 2004

INVESTOR LINK

April 22. 2004

Dear Investor,

I am happy to report that our revenue growth of 32.32% (US$ terms) in fiscal 2004 was more than twice the growth rate achieved in fiscal 2003. Revenue for Q4 at Rs.720.70 crore exceeded our forecast of Rs.690 crore to Rs.700 crore. The strong sequential revenue growth at 9.35% (US$ terms) was accompanied by an increase in operating margin on account of savings in non-salary expenses. However, earnings per share (EPS) declined from Rs.4.63 in Q3 to Rs.4.46 in Q4, primarily due to the sharp appreciation of the rupee towards the close of the quarter and the consequent exchange loss. Rupee appreciation continues to be a major uncertain variable for the sector right now.

The advantages of a derisked and diversified portfolio of verticals, services and geographies played out very well during the year and was the main factor in our continued sequential growth. In Q4, Telecom and BFS contributed substantially to the growth. Performance in Telecom has been particularly heartening with traction in both technology infrastructure and service provider segments on the back of improved domain competency. We added 30 customers in Q4, including eight Fortune Global 500 companies. Q4 witnessed a significant increase in the number of customers, with a run rate of US$1 million per annum, to 89 from 77 in Q3. The addition of 23 customers to this category during the year is an outcome of the investments made by us in better relationship and engagement management.

Our focus on competency enhancement and relationship management has been a key factor in growing existing accounts as well as acquiring new customers. The current customer base, including 101 Fortune Global 500 customers, is indicative of the potential for our growth momentum. We shall continue to invest in sharpening our skills and processes for partnering with them in their journey towards business excellence. These are the underlying reasons for adding a net of 1695 people in Q4, the highest quarterly intake ever in our history. The strategic shift towards more entry level people is being achieved with 1145 being the freshers added in Q4. Even so, HR cost challenges remain and are likely to put pressure on operating margins going forward.

Backlash against offshore outsourcing, while representing a risk, has not impacted our business so far in any significant measure. It is note worthy that we have had an increased number of customer visits and on going high level customer interactions during the quarter. It is also encouraging to note that most of the recent reports from US Industry associations and economic analysts have been favorable to outsourcing and are against legislative interference to global trade in services.

Against this background, we look forward to a revenue growth rate of 28% to 30% (US$ terms) in fiscal 2005, while EPS for the year is expected to be in the range of Rs.20.28 and Rs.20.62. Nipuna, our BPO subsidiary, reported a revenue of US$2.38 million in fiscal 2004. On the back of increased customer traction, we expect Nipuna’s revenue to increase to US$12 million in fiscal 2005.

The Board has considered a final dividend of 140% making with the interim a total of 200% dividend for fiscal 2004.

Q4 Table of Contents

Financial Highlights — Indian GAAP	2
Balance Sheet	4
Financial Highlights — US GAAP	5
Subsidiaries, Joint Ventures and Associated Companies	7
Business Outlook	7
Business Highlights	8
Nipuna Services Limited	8
Operational Parameters for Q4, fiscal 2004	9

Note: All financial data of Satyam as per Indian GAAP Standalone unless mentioned otherwise.

B. Ramalinga Raju

• Q4 Revenue up 9.35% over Q3*	• Revenue guidance of 28%-30% for fiscal 2005* *(in US$terms)

Satyam Computer Services Limited

Financial Highlights — Indian GAAP
Profit and Loss Account Summary for the quarter ended

	In Rs. Crore except per share data
			Growth over		Growth over
	March		March 2003		December 2003
			Quarter	December	Quarter
	2004	2003	(%)	2003	(%)
Income
Services
— Exports	696.62	534.25	30.39	647.58	7.57
— Domestic	24.08	4.19	474.70	15.12	59.26
Total Services Income	720.70	538.44	33.85	662.70	8.75

Expenditure
Personnel Expenses	398.50	261.18	52.58	358.00	11.31
Operating and Administration Expenses	132.38	118.05	12.14	130.91	1.12
	530.88	379.23	39.99	488.91	8.58
Operating Profit (EBITDA)	189.82	159.21	19.23	173.79	9.22
EBITDA Margin	26.34%	29.57%		26.22%
Financial Expenses	0.18	0.19	(5.26)	0.18	0.00
Depreciation	25.41	31.18	(18.51)	28.27	(10.12)
Operating Profit After Interest and Depreciation	164.23	127.84	28.47	145.34	13.00
Other Income	5.00	15.04	(66.76)	28.45	(82.43)
Profit Before Tax	169.23	142.88	18.44	173.79	(2.62)
Provision for Taxation	28.39	27.09	4.80	27.92	1.68
Profit After Taxation (PAT)	140.84	115.79	21.63	145.87	(3.45)
Earnings Per Share — (Rs. Per equity share of Rs. 2 each) Basic	4.46	3.68	21.20	4.63	(3.67)
Diluted	4.38	3.67	19.35	4.58	(4.37)
Total Services Income (in US$mn.)	159.27	112.67	41.36	145.65	9.35
Profit After Taxation (in US$mn.)	31.12	24.23	28.46	32.06	(2.91)

•	For Q4, Satyam recorded a total income of Rs.725.70 crore (US$160.30 mn.), an increase of 5.00% over Q3

Satyam Computer Services Limited

Profit and Loss Account Summary for the year ended

	In Rs. Crore except per share data
			Growth over
	March		March 2003

	2004	2003	%
Income
Services
Exports	2,472.01	2,003.30	23.40
Domestic	69.53	20.35	241.67
Total Services Income	2,541.54	2,023.65	25.59

Expenditure
Personnel Expenses	1,337.91	980.46	36.46
Operating and Administration Expenses	511.05	424.66	20.34
	1,848.96	1,405.12	31.59
Operating Profit (EBITDA)	692.58	618.53	11.97
EBITDA Margin	27.25%	30.57%
Financial Expenses	0.75	0.72	4.17
Depreciation	111.62	124.18	(10.11)
Operating Profit After Interest and Depreciation	580.21	493.63	17.54
Other Income	81.73	27.85	193.46
Profit Before Tax	661.94	521.48	26.93
Provision for Taxation	106.15	61.60	72.32
Profit After Taxation (PAT)	555.79	459.88	20.86
Earnings Per Share — ( Rs. per equity share of Rs. 2 each)
Basic	17.64	14.62	20.65
Diluted	17.36	14.58	19.06
Total Services Income (in US$ mn.)	553.11	418.02	32.32
Profit After Taxation (in US$ mn.)	120.95	95.00	27.33

•	For fiscal 2004, Satyam recorded a total income of Rs.2623.28 crore (US$570.90mn.), an increase of 27.87% over fiscal 2003

Satyam Computer Services Limited

Balance Sheet as at

				In Rs. Crore

		31-Mar		December 31
		2004	2003	2003
Sources of Funds
Shareholders’ Funds
(a)	Share Capital	63.25	62.91	63.18
(b)	Share application money pending allotment	0.19		1.05
(c)	Reserves and Surplus	2,517.51	2,071.97	2,468.66
		2,580.95	2.134.88	2,532.89
Loan Funds
(a)	Secured Loans	7.3	6.47	6.75
(b)	Unsecured Loans	—	11.88	—
		2,588.25	2,153.23	2,539.64

Application of Funds
Fixed Assets
(a)	Gross Block	847.16	775.89	817.58
(b)	Less: Depreciation	597.76	483.58	572.9
(c)	Net Block	249.40	292.31	244.68
(d)	Capital Work in Progress	22.17	26.98	31.22
		271.57	319.29	275.90
Investments		74.75	57.61	73.76
Deferred Tax Asset/(Liability)		5.29	3.45	6.18
Current Assets, Loans and Advances
(a)	Sundry Debtors	592.82	479.88	552.28
(b)	Cash and Bank Balances	1,815.36	1,523.35	1,744.79
(c)	Loans and Advances	90.58	104.64	94.92
(d)	Other Current Assets	91.46	18.50	72.86
		2,590.22	2,126.37	2,464.85
Less: Current Liabilities and Provisions
(a)	Current Liabilities	194.53	185.08	216.52
(b)	Provisions	159.05	168.41	64.54
		353.58	353.49	281.06
Net Current Assets		2,236.64	1,772.88	2,183.80
		2,588.25	2,153.23	2,539.64

Satyam Computer Services Limited

Financial Highlights — US GAAP
Unaudited Consolidated Statements of Operations Summary for the quarter ended

	In US$ Thousands except per share data and as stated otherwise
			Growth over		Growth over
			March 2003		December 2003
	March		Quarter	December	Quarter
	2004	2003	(%)	2003	(%)
Revenues	US$164,979	US$115,796	42.47	148,071	11.42
Gross Profit	67,557	45,543	48.34	57,353	17.79
Operating income	34,901	40,973	(14.82)	29,891	16.76
Income before income taxes, minority interest and equity in earnings/(losses) of associated companies	35,134	41,862	(16.07)	35,767	(1.77)
Income Taxes	(5,777)	(3,148)	83.51	(6,194)	(6.73)
Income before equity in earnings/(losses) of associated companies	29,357	38,710	(24.16)	29,573	(0.73)
Equity in earnings/(losses) of associated companies, net of taxes	351	(893)	(139.31)	(584)	(160.10)
Net Income	US$29,708	US$37,817	(21.44)	28,989	2.48
Earnings Per Share:
Basic	US$0.09	US$0.12	(25.00)	US$0.09	0.00
Diluted	US$0.09	US$0.12	(25.00)	US$0.09	0.00

Audited Consolidated Statements of Operations Summary for the year ended

In US$ Thousands except per share data and as stated otherwise
	March		Growth over March 2003
	2004	2003	(%)
			%
Revenues	US$566,372	US$459,207	23.34
Gross Profit	222,776	183,988	21.08
Operating income	121,149	83,639	44.85
Income before income taxes, minority interest and equity in earnings/(losses) of associated companies	137,035	84,324	62.51
Income Taxes	(22,544)	(9,769)	130.77
Income before equity in earnings/(losses) of associated companies	114,491	85,637	33.69
Equity in earnings/(losses) of associated companies, net of taxes	(2,631)	(3,339)	(21.20)
Net Income	US$111,860	US$82,298	35.92
Earnings Per Share:
Basic	US$0.36	US$0.26	38.46
Diluted	US$0.35	US$0.26	34.62

Satyam Computer Services Limited

Reconciliation between net profit as per Indian GAAP and US GAAP for:

In US$ Thousands

		Quarter ended March
				2003				December
		2004		As Reported		As Restated		2003
Profit as per the Indian GAAP Financial Statements		US$	31,137	US$	(7,514)	US$	(7,514)	US$	32,051
Add/(Deduct)
1	Profit/Loss of Subsidiaries and Associated Companies		(548)		(1,943)		(1,943)		(2,488)
2	Deferred Stock Compensation Charge		(557)		(1,252)		(1,252)		(419)
3	Sale of shares in Sify		—		—		—		—
4	Sale of stake in Satyam GE Software Services Pvt. Ltd		—		—		—		—
5	Charge off of Put Option issued to TRW Inc.		—		—		—		—
6	Reversal of Put option charge to TRW Inc.		—		19,185		19,185		—
7	Provision not required under US GAAP		—		26,439		26,439		—
8	Others, net		(324)		376		2,902		(155)
Net Income/(Loss) as per US GAAP Financial Statements		US$	29,708	US$	35,291	US$	37,817	US$	28,989

Reconciliation between net profit as per Indian GAAP and US GAAP for:

In US$ Thousands

		Year ended March
				2003
		2004		As Reported		As Restated
Profit as per the Indian GAAP Financial Statements		US$	121,079	US$	63,110	US$	63,110
Add/(Deduct)
1	Profit/Loss of Subsidiaries and Associated Companies		(7,326)		(16,464)		(16,464)
2	Deferred Stock Compensation Charge		(1,598)		(3,361)		(3,361)
3	Sale of shares in Sify		(1,216)		—		—
4	Sale of stake in Satyam GE Software Services Pvt. Ltd		—		(2,339)		(2,339)
5	Charge off of Put Option issued to TRW Inc.		—		(7,514)		(7,514)
6	Reversal of Put option charge to TRW Inc.		—		19,185		19,185
7	Provision not required under US GAAP		—		26,439		26,439
8	Others, net		921		716		3,242
Net Income/(Loss) as per US GAAP Financial Statements		US$	111,860	US$	79,772	US$	82,298

“Under US GAAP, Satyam recorded gains arising from change in interest due to issue of shares by Sify to third parties at a price above Satyam’s average carrying value and created a corresponding deferred tax liability on the same.

While computing deferred tax liability in the subsequent periods, Satyam has not taken cognizance of the credit available on account of the deferred tax liability already created at the time of gain on dilution. Therefore the financial statements are restated to reflect the adjustments in the respective years. This had the effect of enhancing the retained earnings of fiscal 2001 by US$8.1mn., the net profit of fiscal 2002 by US$16.5 mn. and the net profit of fiscal 2003 by US$2.5 mn.

V. Srinivas C.F.O.

Satyam Computer Services Limited

Subsidiaries, Joint Ventures and Associate Companies

Subsidiaries

Satyam Manufacturing Technologies Inc. (SMTI), a 100% subsidiary of Satyam, recorded net revenue of US$0.1 mn. and a net loss of US$0.05 mn. for the quarter ended March 31, 2004.

Satyam Computer Services (Shanghai) Company Limited, Satyam’s 100% subsidiary in China, recorded a revenue of 2.87 mn. CNY (US$0.34 mn.) and a net loss of 0.44 mn. CNY (US$0.05 mn.) for the quarter ended March 31, 2004.

Satyam’s BPO subsidiary Nipuna Services Limited recorded a revenue of Rs.4.03 crore (US$0.9 mn.) and a net loss of Rs.5.96 crore (US$1.32 mn.) for Q4.

Joint Ventures

CA Satyam ASP Pvt. Ltd., a joint venture between Satyam and Computer Associates, recorded revenue of Rs.1.02 crore (US$0.23 mn.) and a net loss of Rs.0.07 crore (US$0.01 mn.) for Q4.

Satyam Venture Engineering Services, a joint venture between Satyam and Venture Corporation, US earned a revenue of Rs.12.47 crore (US$2.76 mn.) and a net profit of Rs.1.19 crore (US$0.26 mn.) for Q4.

Associate Company

Sify Ltd.’s (Sify) revenue for Q4 at US$19.01 mn. was 36% higher than the same quarter last year and 16% higher sequentially. Sify recorded a net income of US$0.5 mn., while cash profit (in adjusted EBITDA) terms was US$2.75 mn. compared to US$0.32 mn. cash loss for the same quarter last year. Cash surplus generated from operations during the quarter after capital expenditure of US$2.63 mn. was US$0.71 mn. Sify ended the quarter with a cash balance of US$33 mn.

Q4: Performance against guidance

	Projected	Actuals
Parameters	Rs. in Crore	Rs. in Crore
Income from Software Services	690-700	720.70
EPS	4.58-4.65	4.46

The EPS for the quarter is at Rs.4.46 after factoring in forex loss of Rs.21 cr. Excluding forex loss the EPS is Rs.5.11 higher than our guidance of Rs.4.58 to Rs.4.65.

Business Outlook*

The Company’s outlook for the quarter ending June 30, 2004 is as follows:

Income from software services is expected to grow between 4.5% and 5% in US$ terms. Accordingly, it is expected to be between Rs.728 crore and Rs.732 crore and EPS for the quarter is expected to be between Rs.4.76 and Rs.4.78.

The Company’s outlook for the fiscal year ending March 31, 2005 is as follows:

For fiscal 2005, Income from software services is expected to grow between 28% and 30% in US$ terms. Accordingly, it is expected to be between Rs.3,097 crore to Rs.3,146 crore. EPS for the fiscal is expected to be between Rs.20.28 and Rs.20.62.

*	Outlook is based on exchange rate of Rs.43.75/US$

Satyam Computer Services Limited

Business Highlights

There are eight Fortune Global 500 companies amongst the 30 customers added in Q4. The presence of 101 Fortune Global 500 companies in our customer base is not only a noteworthy achievement, but also offers strategic opportunities for future growth.

Satyam strengthened its automotive business outside the US, with the addition of a leading Japanese auto manufacturer in Q4 and by commencing work for the European operations of a US-based OEM. Satyam is currently prototyping a Tablet PC based quality data management system using .NET technology for one of its major automotive customers. The system will help the customer increase its customer satisfaction by resolving quality issues faster.

Satyam was selected by a US Global Top 10 pharma company to optimize and automate their Laboratory Data Acquisition Systems. This win demonstrates our superior strengths in the Laboratory Information Management Systems space. Satyam has been chosen to develop an Offshore Development Center, to manage the IT Infrastructure of a leading US-based Bio and Life Sciences company. Another significant customer addition in the Healthcare space was a leading US Dental Care provider.

Satyam’s Business Intelligence & Data Warehousing Practice successfully migrated a legacy Sales and Marketing system to a 17 TB data warehouse for a major Telecom Service provider. The migration was completed in time for decommissioning the legacy application, thereby providing not only a multi-million dollar saving in terms of reduced storage space, but also an effective decision support system for the enterprise. In another instance, Satyam was entrusted with the entire data warehouse support for a US Telecom Equipment Major.

Nipuna Services Limited (BPO subsidiary)

Nipuna added two new customers in Q4 ending its first full year of operations with 10 active customers. At present, the company is offering support in the areas of production back office, health care insurance, IT help desk, finance and accounts, customer contact and data management.

Nipuna has a total employee base of 503 as on date. The total number of seats available at the Company’s Hyderabad facility has increased to 550, while an additional 350 seats facility in Bangalore will be operational from May 2004.

Nipuna reported a revenue of US$2.38 million in fiscal 2004. On the back of increased customer Traction, the company is expected to increase its revenue to US$12 million in fiscal 2005.

Nipuna A Satyam Company

Satyam Computer Services Limited

Operational parameters for Q4, fiscal 2004

A.  Revenue Analysis

Analysis of Revenue Growth (%)

Particulars	Q4 2004	Q3 2004	Q4 2003	FY 2004	FY 2003
Increase/(Decrease) in revenue in US$ terms	9.35	11.99	4.11	32.32	15.12
Increase/(Decrease) in revenue due to change in:
— Volume (Hours billed)	9.41	12.08	4.29	34.23	22.79
— Billing rate	(0.06)	(0.09)	(0.18)	(1.91)	(7.66)
— US$ exchange rate	(0.60)	(1.26)	(1.01)	(6.73)	1.71
Increase/(Decrease) in revenue in Rupee terms	8.75	10.73	3.10	25.59	16.84

Break up of export revenue between offshore and onsite (%)

Location	Q4 2004	Q3 2004	Q4 2003	FY 2004	FY 2003
Offshore	41.40	41.85	45.68	42.70	46.89
Onsite	58.06	58.15	54.32	57.30	53.11
Total	100.00	100.00	100.00	100.00	100.00

Revenue by region (%)

Region	Q4 2004	Q3 2004	Q4 2003	FY 2004	FY 2003
North America	69.15	73.50	78.20	73.34	76.89
Japan	1.78	1.72	2.78	1.97	2.42
Europe	15.00	14.03	10.94	13.71	12.41
Rest of World	14.07	10.75	8.08	10.98	8.28
Total	100.00	100.00	100.00	100.00	100.00

Revenue by service offerings (%)

Technology	Q4 2004	Q3 2004	Q4 2003	FY 2004	FY 2003
Software Design and Development	44.51	45.53	49.70	46.59	49.11
Software Maintenance	21.47	22.54	27.53	23.56	26.61
Packaged Software Implementation	28.51	27.69	21.36	26.22	21.33
Engineering Design Services	5.51	4.24	1.41	3.63	2.95
Total	100.00	100.00	100.00	100.00	100.00

Revenue by line of business (%)

Line of business	Q4 2004	Q3 2004	Q4 2003	FY 2004	FY 2003
Banking & Finance	17.46	16.56	21.85	18.45	22.33
Insurance	13.17	15.00	14.18	13.90	14.77
Manufacturing	30.40	32.40	30.31	31.44	32.96
Telecommunication	13.27	11.36	10.19	11.82	9.95
Healthcare	4.38	6.96	6.18	6.12	3.49
Others	21.32	17.72	17.29	18.27	16.50
Total	100.00	100.00	100.00	100.00	100.00

Revenue by contract type (%)

Contract	Q4 2004	Q3 2004	Q4 2003	FY 2004	FY 2003
Time & Material	67.23	67.35	72.47	68.42	71.53
Fixed Bid	32.77	32.65	27.53	31.58	28.47
Total	100.00	100.00	100.00	100.00	100.00

Satyam Computer Services Limited

Operational parameters for Q4, fiscal 2004 (contd.)

Changes in billing rates (%)

			For the Quarter
Particulars			Sequential	Year on Year	FY 2004
Onsite			(0.05)	(1.68)	(1.87)
Offshore			0.00	(0.78)	(1.00)
Domestic			(0.39)	5.23	2.11

B. Associate Data Location wise break up of Associates

Particulars			Q4 2004	Q3 2004	Q4 2003
Onsite			3,382	3,085	2,386
Offshore			9,093	8,007	6,381
Domestic			645	354	264
Total Technical			13,120	11,446	9,031
Support			912	891	728
Total			14,032	12,337	9,759

Utilization/Loading rates (in %)

Particulars	Q4 2004	Q3 2004	Q4 2003	FY 2004	FY 2003
Onsite	95.20	96.06	97.50	95.79	97.12
Offshore	79.66	79.97	77.47	78.84	75.12
Domestic	95.42	97.87	71.08	90.56	76.33
Offshore with trainees	74.02	76.52	75.30	74.67	74.57

C. Customer Information Revenue contribution (in %)

Revenues from	Q4 2004	Q3 2004	Q4 2003	FY 2004	FY 2003
Top customers	13.11	12.92	15.69	14.42	17.53
Top 5 customers	34.05	36.92	38.66	36.29	40.37
Top 10 customers	45.48	49.54	52.12	48.38	53.04

Number of customers with annualized billing exceeding:

Revenues from			Q4 2004	Q3 2004	Q4 2003
US $1 million			89	77	66
US$5 million			28	26	20
US$10 million			14	13	11

Revenue from existing business and new business (%)

			Q4 2004	Q3 2004	Q4 2003
Existing business			90.27	90.47	88.43
New business			9.73	9.53	11.57
Total			100.00	100.00	100.00

Other Information

Particulars			Q4 2004	Q3 2004	Q4 2003
New customers added			30	29	26
Number of active customers			325	301	286
Receivable days			74	75	80

Satyam Computer Services Limited

About Satyam Computer Services Limited

Satyam Computer Services Ltd. (NYSE: SAY), a global IT consulting and services provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing market place. Over 13,000 highly skilled professionals in Satyam work onsite, offsite and offshore, to provide customized IT solutions for companies in several industry sectors.

Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam development centers in India, the USA, the UK, the UAE, Canada, Malaysia, Singapore, China, Japan and Australia serve over 300 global companies, of which 101 are Fortune Global 500 corporations. The Satyam presence spans 45 countries, across six continents.

For more information visit us at: www.satyam.com

Safe Harbor

This publication contains forward-looking statements within the meaning of Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the publication include, but are not limited to, comments regarding the prospects for further growth in the Company’s business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements — Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Satyam’s business, please see the discussion under the caption “Risk Factors” in Satyam’s ADS prospectus dated May 15, 2001, which has been filed with the Securities Exchange Commission and the other reports in files with the SEC from time to time. These filings are available at www.sec.gov

Mayfair Centre, S.P. Road, Secunderabad — 500 003.
Ph: +91-40-27843222 Fax: +91-40-27840058
Email: murti_t@satyam.com Website: www.satyam.com

Satyam Computer Services Limited